MORGAN STANLEY & CO. INCORPORATED
DEUTSCHE BANK SECURITIES INC.
As Representatives of the Underwriters
c/o Morgan Stanley & Co. Incorporated
1585 Broadway
New York, New York 10036

Deutsche Bank Securities Inc.
60 Wall Street, 11th Floor
New York, New York 10005
December 10, 2010

Re:	GAIN Capital Holdings, Inc. Registration Statement on Form S-1 Registration File No. 333-161632
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Ladies and Gentlemen:
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “1933 Act Rules”) we on behalf of the several underwriters wish to advise you that distribution of the amended Registration Statement on Form S-1, as filed on December 2, 2010, and the Preliminary Prospectus dated December 2, 2010 began on December 2, 2010 and is expected to conclude at approximately 5:00 p.m., December 13, 2010, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 4,500 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.
     In accordance with Rule 461 of the 1933 Act Rules, the undersigned, on behalf of the underwriters of the offering of common shares of GAIN Capital Holdings, Inc. (the “Company”), hereby join in the request of the Company for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 p.m., Eastern Standard Time, on December 14, 2010, or as soon thereafter as practicable.
[Signature Page to Follow]

Very truly yours, MORGAN STANLEY & CO. INCORPORATED DEUTSCHE BANK SECURITIES INC. Acting severally on behalf of themselves and the several Underwriters

By:	Morgan Stanley & Co. Incorporated

By:	/s/ Kenneth Pott
	Name:	Kenneth Pott
	Title:	Managing Director

By:	Deutsche Bank Securities Inc.

By:	/s/ Jason Gurandiano
	Name:	Jason Gurandiano
	Title:	Managing Director

By:	/s/ Young Yu
	Name:	Young Yu
	Title:	Director

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